UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ROYAL CARIBBEAN CRUISES LTD.
(Translation of registrant’s name into English)

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  X

ROYAL CARIBBEAN CRUISES LTD.

INDEX TO QUARTERLY FINANCIAL REPORT

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands, except per share data)

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Revenues	$1,120,199	$1,031,660	$2,906,204	$2,653,417

Expenses
Operating	651,355	601,640	1,784,390	1,603,143
Marketing, selling and administrative	129,016	102,885	372,457	312,232
Depreciation and amortization	90,667	85,538	268,051	253,513

	871,038	790,063	2,424,898	2,168,888

Operating Income	249,161	241,597	481,306	484,529

Other Income (Expense)
Interest income	1,269	3,696	3,183	10,408
Interest expense, net of capitalized interest	(67,133)	(67,755)	(198,767)	(203,031)
Other income (expense)	8,570	15,956	14,991	21,101

	(57,294)	(48,103)	(180,593)	(171,522)

Net Income	$191,867	$193,494	$300,713	$313,007

Earnings Per Share:
Basic	$0.99	$1.01	$1.55	$1.63

Diluted	$0.97	$0.99	$1.53	$1.60

Weighted-Average Shares Outstanding:
Basic	194,402	192,463	193,535	192,399

Diluted	198,663	195,341	196,489	195,755

The accompanying notes are an integral part of these financial statements. 1

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS (in thousands, except share data)

	As of
	September 30, 2003	December 31, 2002
	(unaudited)

ASSETS
Current Assets
Cash and cash equivalents	$380,040	$242,584
Trade and other receivables, net	98,592	79,535
Inventories	47,267	37,299
Prepaid expenses and other assets	152,388	88,325

Total current assets	678,287	447,743

Property and Equipment — at cost less accumulated
depreciation and amortization	9,543,942	9,276,484
Goodwill, net	278,561	278,561
Other Assets	567,213	535,743

	$11,068,003	$10,538,531

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$324,219	$122,544
Accounts payable	177,605	171,153
Accrued expenses and other liabilities	380,012	308,281
Customer deposits	679,205	567,955

Total current liabilities	1,561,041	1,169,933

Long-Term Debt	5,197,064	5,322,294
Other Long-Term Liabilities	24,280	11,610

Commitments and Contingencies (Note 6)

Shareholders' Equity
Common stock ($.01 par value; 500,000,000 shares authorized;
195,179,245 and 192,982,513 shares issued)	1,952	1,930
Paid-in capital	2,087,152	2,053,649
Retained earnings	2,207,717	1,982,580
Accumulated other comprehensive (loss) income	(3,626)	3,693
Treasury stock (546,126 and 515,868 common shares at cost)	(7,577)	(7,158)

Total shareholders' equity	4,285,618	4,034,694

	$11,068,003	$10,538,531

The accompanying notes are an integral part of these financial statements. 2

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited, in thousands)

	Nine Months Ended September 30,
	2003	2002

OPERATING ACTIVITIES
Net income	$300,713	$313,007
Adjustments:
Depreciation and amortization	268,051	253,513
Accretion of original issue discount	36,390	34,882
Changes in operating assets and liabilities:
Increase in trade and other receivables, net	(9,105)	(10,162)
Increase in inventories	(9,968)	(1,356)
Decrease (increase) in prepaid expenses and other assets	2,653	(18,396)
Increase in accounts payable	6,452	30,921
Decrease in accrued expenses and other liabilities	(10,937)	(31,823)
Increase in customer deposits	111,250	132,861
Other, net	(3,718)	12,973

Net cash provided by operating activities	691,781	716,420

INVESTING ACTIVITIES
Purchases of property and equipment	(535,381)	(152,125)
Other, net	(37,563)	(21,755)

Net cash used in investing activities	(572,944)	(173,880)

FINANCING ACTIVITIES
Repayments of long-term debt, net	(194,583)	(576,896)
Net proceeds from issuance of debt	244,910	--
Dividends	(50,211)	(75,041)
Other, net	18,503	24,027

Net cash provided by (used in) financing activities	18,619	(627,910)

Net Increase (Decrease) in Cash and Cash Equivalents	137,456	(85,370)
Cash and Cash Equivalents at Beginning of Period	242,584	727,178

Cash and Cash Equivalents at End of Period	$380,040	$641,808

Supplemental Disclosures
Cash paid during the year for:
Interest, net of amount capitalized	$168,761	$187,595

Noncash investing and financing activities:
Acquisition of vessel through debt	$--	$319,951

The accompanying notes are an integral part of these financial statements. 3

ROYAL CARIBBEAN CRUISES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

         As used in this document, the terms “Royal Caribbean,” “we,” “our” and “us” refer to Royal Caribbean Cruises Ltd., the term “Celebrity” refers to Celebrity Cruise Lines Inc. and the terms “Royal Caribbean International” and “Celebrity Cruises” refer to our two cruise brands. In accordance with cruise industry practice, the term “berths” is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Note 1 — Basis for Preparation of Consolidated Financial Statements

         We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

         The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2002.

Note 2 — Summary of Significant Accounting Policies

Accounting Pronouncements

         In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires recognition of an initial liability for the fair value of the guarantor’s obligation upon issuance of certain guarantees. Disclosure requirements have been expanded to include information about each guarantee, even if the likelihood of any required payment is remote. We adopted the disclosure requirements of FIN 45 as of December 31, 2002. On January 1, 2003, we adopted the initial recognition and measurement provisions which are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The implementation of FIN 45 had no impact on our results of operations or financial position at adoption or during the nine months ended September 30, 2003.

         In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires consolidation of variable interest entities by the primary beneficiary if certain criteria are met. For variable interest entities created or acquired after January 31, 2003, we adopted the provisions of FIN 46 in our first quarter of 2003. For variable interest entities created or acquired prior to February 1, 2003, we adopted the provisions of FIN 46 in our second quarter of 2003. We have evaluated our joint ventures, minority interests in affiliates and other arrangements to determine if they are variable interest entities. One of our minority interests, a ship repair facility in which we invested in April 2001, is a variable interest entity under FIN 46; however, we are not the primary beneficiary and accordingly do not consolidate this entity. As of September 30, 2003, our investment in this entity including equity and loans, which is also our maximum exposure to loss, was approximately $42.0 million.

         In April 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, in particular, the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and when a derivative contains a financing component. For contracts entered into or modified after June 30, 2003, we adopted the provisions of SFAS No. 149 in our third quarter of 2003. The implementation of SFAS No. 149 had no impact on our results of operations or financial position at adoption or during the nine months ended September 30, 2003.

         In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards to classify and measure certain financial instruments as liabilities which, under previous guidance, were classified as equity. For financial instruments entered into or modified after May 31, 2003, we adopted the provisions of SFAS No. 150 in our second quarter of 2003. For financial instruments entered into or modified prior to June 1, 2003, we adopted the provisions of SFAS No. 150 in our third quarter of 2003. The implementation of SFAS No. 150 had no impact on our results of operations or financial position at adoption or during the nine months ended September 30, 2003.

Stock-Based Compensation

        We use the intrinsic value method to account for stock-based employee compensation. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to such compensation (in thousands, except per share data):

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income, as reported	$191,867	$193,494	$300,713	$313,007
Deduct: Total stock-based employee
compensation expense determined
under fair value method for all awards	(3,032)	(5,049)	(9,255)	(16,522)

Pro forma net income	$188,835	$188,445	$291,458	$296,485

Earnings per share:
Basic - as reported	$0.99	$1.01	$1.55	$1.63
Basic - pro forma	$0.97	$0.98	$1.51	$1.54

Diluted - as reported	$0.97	$0.99	$1.53	$1.60
Diluted - pro forma	$0.95	$0.97	$1.49	$1.52
5

Note 3 — Earnings Per Share

Below is a reconciliation between basic and diluted earnings per share (in thousands, except per share data):

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income	$191,867	$193,494	$300,713	$313,007

Weighted-average common shares outstanding	194,402	192,463	193,535	192,399
Dilutive effect of stock options	4,261	2,878	2,954	3,356

Diluted weighted-average shares outstanding	198,663	195,341	196,489	195,755

Basic earnings per share	$0.99	$1.01	$1.55	$1.63

Diluted earnings per share	$0.97	$0.99	$1.53	$1.60

        Our diluted earnings per share computation for the third quarters and nine months ended September 30, 2003 and 2002 did not include 17.7 million and 13.8 million shares of our common stock issuable upon conversion of our Liquid Yield Option™ Notes and Zero Coupon Convertible Notes, respectively, as our common stock was not issuable under the contingent conversion provisions of these debt instruments. Options to purchase 3.7 million and 8.7 million shares for the third quarters of 2003 and 2002, respectively, and 6.4 million and 8.4 million for the first nine months of 2003 and 2002, respectively, were not included in the computation of diluted earnings per share because the effect of including them would have been antidilutive.

Note 4 — Long-Term Debt

        In May 2003, we completed a public offering of $250.0 million, 8.0% senior unsecured notes, due 2010 at a price of 99.339% of par. Net proceeds of $244.9 million will be used for general corporate purposes, including capital expenditures.

        In March 2003, we replaced our $1.0 billion unsecured revolving credit facility due June 2003 with a $500.0 million unsecured revolving credit facility bearing interest at LIBOR plus 1.75% due in March 2008. Through September 30, 2003, we increased the commitment amount to $580.0 million. The commitment fee is 0.6% on the undrawn portion of the revolving credit facility. The interest rate and the commitment fee vary with our debt rating. The covenants are substantially the same as our previous revolving credit facility. The proceeds of the revolving credit facility may be used for general corporate purposes, including capital expenditures. (See Note 8 — Subsequent Events.)

Note 5 — Shareholders’ Equity

         We declared cash dividends on common shares of $0.13 per share during each of the first three quarters in 2003 and 2002.

Note 6 — Commitments and Contingencies

         Capital Expenditures.    In September 2003, we entered into an agreement with a shipyard to purchase an Ultra-Voyager ship designated for the Royal Caribbean International fleet, scheduled for delivery in the second quarter of 2006. Including the Ultra-Voyager ship, we had three ships on order as of September 30, 2003, for an additional capacity of 8,840 berths. The aggregate cost of the three ships is approximately $1.9 billion, of which we have deposited $0.2 billion as of September 30, 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $0.6 billion and $0.3 billion for 2003, 2004 and 2005, respectively.

         Litigation.    In 1999, lawsuits were filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. In October 2002, we entered into settlement agreements in connection with the lawsuits. In September 2002, we recorded a charge of $20.0 million in connection with the settlement agreements. In September 2003, we reduced the amount of the charge by approximately $5.8 million based on the actual number of claims filed in these actions.

         We are routinely involved in claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, is not expected to have a material adverse effect upon our financial condition or results of operations.

         Other.    Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

         Under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

As of September 30, 2003, we have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services as follows (in thousands):

Year
2003	$14,121
2004	44,428
2005	33,977
2006	31,943
2007	30,216
Thereafter	171,211

$325,896

Note 7 — Comprehensive Income

         Comprehensive income includes net income and changes in the fair value of derivative instruments that qualify as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income was as follows (in thousands):

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income	$191,867	$193,494	$300,713	$313,007
Changes related to cash flow derivative hedges	(895)	638	(7,319)	22,472

Total comprehensive income	$190,972	$194,132	$293,394	$335,479

Note 8 — Subsequent Events

         In October 2003, the commitment amount under our $580.0 million unsecured revolving credit facility was increased to $655.0 million. The other terms of the facility were unchanged.

         On October 29, 2003, we took delivery of Mariner of the Seas, a Voyager-class ship with 3,114 berths, for the Royal Caribbean International fleet and made a final payment to the shipyard of $455.8 million.

ROYAL CARIBBEAN CRUISES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	general economic and business conditions,
•	vacation industry competition, including cruise industry competition,
•	changes in vacation industry capacity, including cruise capacity,
•	the impact of tax laws and regulations affecting our business or our principal shareholders,
•	the impact of changes in other laws and regulations affecting our business,
•	the impact of pending or threatened litigation,
•	the delivery of scheduled new ships,
•	emergency ship repairs,
•	incidents involving cruise ships at sea or in port,
•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,
•	changes in interest rates or oil prices, and
•	weather.

         The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

         This report should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2002.

Results of Operations

The following table presents operating data as a percentage of revenues:

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Revenues	100.0%	100.0%	100.0%	100.0%
Expenses:
Operating	58.1	58.3	61.4	60.4
Marketing, selling and administrative	11.5	10.0	12.8	11.8
Depreciation and amortization	8.1	8.3	9.2	9.6

Operating Income	22.3	23.4	16.6	18.2
Other Income (Expense)	(5.1)	(4.6)	(6.2)	(6.4)

Net Income	17.2%	18.8%	10.4%	11.8%

Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months. Unaudited selected statistical information is shown in the following table:

	Third Quarter Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Passengers Carried	821,170	747,376	2,220,783	2,077,696
Passenger Cruise Days (a)	5,327,500	4,898,576	14,880,616	13,516,875
Available Passenger Cruise Days (b)	4,947,414	4,520,820	14,337,710	12,796,136
Occupancy Percentage (c)	107.7%	108.4%	103.8%	105.6%

(a) Represents the number of passengers carried for the period multiplied by the number of days of their respective cruises.
(b) Represents double occupancy per cabin multiplied by the number of cruise days for the period.
(c) In accordance with cruise industry practice, occupancy percentage is calculated by dividing passenger cruise days by available passenger cruise days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Revenues

        Revenues for the third quarter of 2003 were $1.1 billion, up 8.6% from $1.0 billion for the same period in 2002. The increase in revenues was primarily due to an increase in capacity of 9.4%, partially offset by a 0.8% decline in gross yields. Gross yields represent revenues per available passenger cruise day. The increase in capacity was primarily associated with the additions of Navigator of the Seas in 2002 and Serenade of the Seas in 2003, partially offset by the cancellation of an 11 night sailing due to the unanticipated drydock of one ship. The decrease in gross yields was primarily associated with lower cruise ticket prices attributed to bookings taken prior to and during the war in Iraq and continued economic uncertainty. This decrease was partially offset by an increase in shipboard revenues. Occupancy for the third quarter of 2003 was 107.7% compared to 108.4% for the same period in 2002.

         Net yields for the third quarter of 2003 decreased 2.1% from the same period in 2002. The decline was primarily associated with lower cruise ticket prices attributed to bookings taken prior to and during the war in Iraq and continued economic uncertainty. The decrease was partially offset by an increase in shipboard revenues. Net yields represent revenues less costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $263.4 million and $232.3 million for the third quarters of 2003 and 2002, respectively.

        Revenues for the first nine months of 2003 were $2.9 billion, up 9.5% from $2.7 billion for the same period in 2002. The increase in revenues was primarily due to an increase in capacity of 12.0%, partially offset by a 2.2% decline in gross yields. The increase in capacity was primarily associated with the additions of Constellation, Brilliance of the Seas and Navigator of the Seas in 2002 and Serenade of the Seas in 2003. The increase in capacity was partially offset by the cancellation of sailings due to the unanticipated drydock of two ships in 2003 and the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC, in 2002. The decrease in gross yields was primarily associated with lower cruise ticket prices and occupancy levels as well as a lower percentage of passengers who chose to book their air passage through us, partially offset by an increase in shipboard revenues. Lower cruise ticket prices and occupancy levels were attributed to consumer apprehension towards travel prior to and during the war in Iraq and continued economic uncertainty. Occupancy for the first nine months of 2003 was 103.8% compared to 105.6% for the same period in 2002.

        Net yields for the first nine months of 2003 decreased 1.3% from the same period in 2002. The decline was due to lower cruise ticket prices and occupancy levels attributed to the war in Iraq and continued economic uncertainty. Costs of air transportation, travel agent commissions and certain other direct costs, which are deducted from revenues to arrive at net yields, were $661.2 million and $623.6 million for the first nine months of 2003 and 2002, respectively.

         While bookings improved rapidly after the war with Iraq, the fourth quarter has been somewhat softer than expected. For the fourth quarter of 2003, we expect net yields will decrease 1% to 3% from the same period in 2002. For the full year 2003, we expect net yields to decline 1% to 2%. For the first quarter of 2004, we expect a positive net yield growth from the same period in 2003.

Expenses

         Operating expenses increased 8.3% to $651.4 million for the third quarter of 2003 compared to $601.6 million for the same period in 2002 and increased 11.3% to $1.8 billion for the first nine months of 2003 compared to $1.6 billion for the same period in 2002. The increase for the third quarter of 2003 was primarily due to costs associated with an increase in capacity and higher air transportation costs due to an increase in the percentage of passengers who choose to book their air passage through us. The percentage increased from 11.4% for the third quarter of 2002 to 13.6% for the same period in 2003. The increase for the first nine months of 2003 was primarily associated with increases in capacity, fuel costs and the Brilliance of the Seas lease. Fuel costs as a percentage of revenues were 5.0% and 4.2% for the first nine months of 2003 and 2002, respectively. Included in operating expenses for the third quarter and nine months ended September 30, 2002 was a charge of $20.0 million recorded in connection with a litigation settlement. In the third quarter of 2003, we reduced the amount of the charge by approximately $5.8 million based on the actual number of claims filed. (See Note 6 — Commitments and Contingencies.) Operating costs per available passenger cruise day decreased 1.1% and 0.7% for the third quarter and first nine months of 2003, respectively, when compared to the same periods in 2002.

        Marketing, selling and administrative expenses increased 25.4% to $129.0 million for the third quarter of 2003 from $102.9 million for the same period in 2002 and increased 19.3% to $372.5 million for the first nine months of 2003 from $312.2 million for the same period in 2002. The third quarter and first nine months of 2002 reflected lower spending levels as a result of business decisions taken subsequent to the events of September 11, 2001. In addition, the increase for the first nine months of 2003 was primarily attributable to new initiatives associated with the Celebrity Cruises marketing campaign. Marketing, selling and administrative expenses as a percentage of revenues were 11.5% and 10.0% for the third quarters of 2003 and 2002, respectively, and 12.8% and 11.8% for the first nine months of 2003 and 2002, respectively. On a per available passenger cruise day basis, marketing, selling and administrative expenses increased 14.6% and 6.5% for the third quarter and the first nine months of 2003, respectively, when compared to the same periods in 2002.

        Net cruise costs per available passenger cruise day increased slightly for the third quarter of 2003 and increased 3.3% for the first nine months of 2003 compared to the same periods in 2002. Net cruise costs represent running expenses (i.e. expenses directly associated with ship operations, defined as operating expenses less costs deducted to arrive at net yields) and marketing, selling and administrative expenses. The increase for the third quarter of 2003 was primarily attributed to costs associated with the cancellation of a sailing and higher fuel costs, partially offset by the reduction in the litigation settlement charge. The increase for the first nine months of 2003 was primarily attributed to higher fuel costs, Brilliance of the Seas lease payments and marketing costs associated with the Celebrity Cruises marketing campaign, partially offset by the reduction in the litigation settlement charge.

        We estimate net cruise costs per available passenger cruise day for the full year 2003 will increase approximately 3% from the prior year.

        Depreciation and amortization increased 6.0% to $90.7 million for the third quarter of 2003 from $85.5 million for the same period in 2002 and increased 5.7% to $268.1 million for the first nine months of 2003 from $253.5 million for the same period in 2002. The increases were primarily due to incremental depreciation associated with the addition of new ships.

Other Income (Expense)

        Gross interest expense, excluding capitalized interest, was $71.0 million in the third quarter of 2003 compared to $72.6 million for the same period in 2002, and $210.7 million for the first nine months of 2003 compared to $220.3 million for the same period in 2002. The decrease in gross interest expense for the third quarter and the first nine months of 2003 was attributable to a lower average debt level and lower interest rates. Capitalized interest decreased to $3.9 million in the third quarter of 2003 from $4.8 million in 2002 and decreased to $11.9 million for the first nine months of 2003 from $17.3 million for the same period in 2002, due to a lower average level of investment in ships under construction and lower interest rates.

        Included in other income (expense) for the first nine months of 2003 and 2002 were $16.0 million and $15.0 million, respectively, of dividend income from our investment in convertible preferred stock of First Choice Holidays PLC and $2.0 million of income and $4.7 million of losses, respectively, from affiliated operations, as well as other miscellaneous items. Also included in the first nine months of 2002 was $12.3 million of compensation received from shipyards for the late delivery of two ships.

Income Taxes

         Internal Revenue Code Section 883 provides an exemption from U.S. income taxes on certain income derived from or incidental to the international operation of ships. Final regulations under Section 883 were published on August 26, 2003. These regulations confirm that we qualify for the exemption provided by Section 883.

         These final regulations provide examples of activities which are not considered incidental to the international operation of ships. To the extent the income from such activities is earned from sources within the U.S., such income will be subject to U.S. taxation. The activities listed in the regulations as not being incidental include income from the sale of airfare and other transportation such as transfers, shore excursions, pre-and post land tours and cruises to nowhere.

        These regulations will be effective for our 2004 fiscal year. We are still in the process of analyzing the impact of these regulations on our net income; however, based upon our preliminary analysis, we currently estimate their application will reduce our 2004 earnings by approximately $0.04 to $0.05 per share.

Liquidity and Capital Resources

Sources and Uses of Cash

        Net cash provided by operating activities was $691.8 million for the first nine months of 2003 compared to $716.4 million for the same period in 2002.

        Our capital expenditures were $535.4 million for the first nine months of 2003 compared to $472.1 million for the same period in 2002. Capital expenditures for the first nine months of 2003 were primarily related to the delivery of Serenade of the Seas and ships under construction. Capital expenditures for the first nine months of 2002 were primarily for the delivery of Constellation and ships under construction.

        During the first nine months of 2003, we paid cash dividends on our common stock of $50.2 million. In May 2003, we received net proceeds of $244.9 million from the issuance of senior unsecured notes due in 2010.

        Capitalized interest decreased to $11.9 million for the first nine months of 2003 from $17.3 million for the same period in 2002. The decrease was primarily due to a lower average level of investment in ships under construction and lower interest rates.

Future Commitments

        In September 2003, we entered into an agreement with a shipyard to purchase an Ultra-Voyager ship designated for the Royal Caribbean International fleet, scheduled for delivery in the second quarter of 2006. We have an option to purchase an additional Ultra-Voyager ship for delivery in 2007, subject to certain conditions. The option has a price of approximately 0.6 billion euros. Further, we cancelled our options to purchase two additional Radiance-class ships with delivery dates in the fourth quarters of 2005 and 2006.

        With delivery of Mariner of the Seas, we have two ships on order for an additional capacity of 5,726 berths. The aggregate cost of the two ships is approximately $1.2 billion, of which we have deposited $93.2 million as of September 30, 2003. We anticipate that overall capital expenditures will be approximately $1.1 billion, $0.6 billion and $0.3 billion for 2003, 2004 and 2005, respectively.

        As of September 30, 2003, we had $5.5 billion of long-term debt of which $0.3 billion is due during the 12-month period ending September 30, 2004.

        We have future commitments to pay for our usage of certain port facilities, maintenance contracts and communication services aggregating to $325.9 million, due through 2029. (See Note 6 — Commitments and Contingencies.)

        Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

        Under the Brilliance of the Seas long-term operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

        As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

        As of September 30, 2003, our liquidity was approximately $1.0 billion consisting of approximately $380.0 million in cash and cash equivalents and $580.0 million available under our $580.0 million unsecured revolving credit facility. (See Note 4 – Long-Term Debt.) In October 2003, the commitment amount under our $580.0 million unsecured revolving credit facility was increased to $655.0 million. The other terms of the facility were unchanged. In addition, we have a commitment for export financing for up to 80% of the contract price of Jewel of the Seas not to exceed $312.0 million.

         On October 29, 2003, we took delivery of Mariner of the Seas and made a final payment to the shipyard of $455.8 million from available cash and our unsecured revolving credit facility.

        Capital expenditures and scheduled debt payments will be funded through a combination of cash flows from operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

         Our financing agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of September 30, 2003.

         We believe our availability under current existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next 12-month period.

Controls and Procedures

        We carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that those controls and procedures were effective.

        There were no changes in our internal control over financial reporting identified in connection with the evaluation referred to in the preceding paragraph that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

        We have designed our disclosure controls and procedures to provide a reasonable level of assurance of reaching our desired control objectives. We believe our disclosure controls and procedures are effective in reaching that level of assurance. However, in designing and evaluating the disclosure controls and procedures, we recognize that many controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that our controls will succeed in achieving their stated goals under all possible conditions.

INCORPORATION BY REFERENCE

        This report on Form 6-K, other than the certifications furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapeter 63 of Title 18 of the United States Code, is hereby incorporated by reference in registrant’s Registration Statement on Form F-3 (File No. 333-56058) filed with the Securities and Exchange Commission.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. ________________________________ (Registrant)
/s/ LUIS E. LEON ________________________________ Luis E. Leon Chief Financial Officer
Date: October 29, 2003 16

CERTIFICATIONS

I, Richard D. Fain, certify that:

1.	I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 29, 2003

/s/ RICHARD D. FAIN ________________________________ Richard D. Fain Chief Executive Officer
17

CERTIFICATIONS

I, Luis E. Leon, certify that:

1.	I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: October 29, 2003

/s/ LUIS E.LEON ________________________________ Luis E. Leon Chief Financial Officer
18

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Ladies and Gentlemen:

         The certification set forth below is being furnished voluntarily, pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

         Richard D. Fain, the Chief Executive Officer and Luis E. Leon, the Chief Financial Officer, of Royal Caribbean Cruises Ltd. (the “Company”) each certifies to his knowledge as follows with respect to the Company’s Quarterly Financial Report for the Third Quarter of 2003 to which this letter is attached (the “Report”):

1.	the Report fully complies with the applicable reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2.	the information contained in the Report fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ RICHARD D. FAIN ________________________________ Richard D. Fain Chief Executive Officer

/s/ LUIS E.LEON ________________________________ Luis E. Leon Chief Financial Officer
19